June 10, 2019

Matti M. Masanovich
Executive Vice President and Chief Financial Officer
Superior Industries International, Inc.
26600 Telegraph Road, Suite 400
Southfield, Michigan 48033

       Re: Superior Industries International, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 7, 2019
           File No. 001-06615

Dear Mr. Masanovich:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure